

June 28, 2011

Via Facsimile
Mr. Michael K. Simon
President and Chief Executive Officer
LogMeIn, Inc.
500 Unicorn Park Drive
Woburn, Massachusetts 01801

    Re: **LogMeIn, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed February 28, 2011
           Form 10-Q for the Quarterly Period Ended March 31, 2011
           Filed April 28, 2011
           File No. 001-34391

Dear Mr. Simon:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Segment Data, page 53

1.   We note the disclosure on page 54 which indicates that it is impracticable to calculate revenue by geography and that aggregate long lived assets located outside the United States do not exceed 10% of total assets. We further note your disclosure on page 10

which indicates that 30% of your sales orders were generated outside of the United States during the year ended December 31, 2010 and that approximately 37% of your long lived assets were located outside of the United States as of December 31, 2010. Please reconcile the apparent inconsistencies between these two disclosures.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 5

2.   We note that you adopted new multiple deliverable revenue recognition guidance during the quarter ended March 31, 2011. However, your policy disclosure on page 6 does not appear to address the principles described in ASC 605-25. Specifically we note that:

- Arrangement consideration shall be allocated among separate units of accounting based on their relative selling prices. Refer to ASC 605-25-25-2.
- The determination of standalone selling prices should be based upon a hierarchy beginning with vendor-specific-objective-evidence (VSOE) and then third party evidence (TPE). To the extent that VSOE or TPE is not available, estimated selling price should be used. Refer to ASC 605-25-30-2.

Please provide a more detailed description of your policy and describe how it complies with ASC 605-25. In this regard, please tell us whether you use VSOE, TPE or estimated selling price to determine relative selling price of your deliverables and provide a detailed description of how standalone selling prices are determined.

Note 8 – Commitments and Contingencies

Litigation, page 12

3.   We note you entered into a license agreement with Gemini IP LLC (Gemini) which granted the company a fully-paid license that covers a patent related to a system for operating an IT helpdesk. Please clarify why the total amount of the licensing fee was expensed in the quarter ended March 31, 2011 and why the expense was classified outside of cost of revenues considering the nature of this patent.

4.   We note your updated disclosure regarding the 01 Communique Laboratory suit. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate (or, if true, state that the estimate is immaterial) of the additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. Please tell us how your disclosures comply with ASC 450-20-50-3 through 5 and SAB Topic 5Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief